                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*



                             Life USA Holding, Inc.
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)


                                    531918209
                                 (CUSIP Number)

     Michael T. Westermeyer, Allianz Life Insurance Company of North America
                1750 Hennepin Avenue South, Minneapolis, MN 55403
                                 (612) 347-6500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                February 5, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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-----------------------
CUSIP NO. 531918209             SCHEDULE 13D
-----------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON, IRS IDENTIFICATION NO. OF ABOVE PERSON
              Allianz Life Insurance Company of North America        41-1366075
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS
              WC
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                       [ ]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
              Minnesota
--------------------------------------------------------------------------------
                                       7   SOLE VOTING POWER

                NUMBER OF                      5,699,118 (1)
                 SHARES                -----------------------------------------
              BENEFICIALLY             8   SHARED VOTING POWER
                OWNED BY                             0
                  EACH                 -----------------------------------------
                REPORTING              9   SOLE DISPOSITIVE POWER
                 PERSON                        5,699,118 (1)
                  WITH                 -----------------------------------------
                                       10  SHARED DISPOSITIVE POWER
                                                     0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              5,699,118 (1)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[X]
              (1)
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              23.0% (based on 24,725,471 shares outstanding on January 31, 1999)
              (1)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
          IC, CO
--------------------------------------------------------------------------------

(1) Does not include direct purchases over the next five years of newly issued Common Stock from the Issuer pursuant to the Stock Purchase Agreement.

                                 AMENDMENT NO. 7
                                       TO
                                  SCHEDULE 13D


         This Amendment No. 7 amends the Schedule 13D, dated February 24, 1995 (as previously amended) of Allianz Life Insurance Company of North America ("Allianz") with respect to the Common Stock, $.01 par value, ("Common Stock") of Life USA Holding, Inc., a Minnesota corporation (the "Issuer"). This amendment reflects the correction of an error with respect to the number of the Issuer's Common Stock outstanding as of January 31, 1999.

Item 5.  Interest in Securities of the Issuer

         (a) As of the close of business on February 25, 1999, Allianz beneficially owned 5,699,118 shares of Common Stock or approximately 23.0% of the outstanding shares of Common Stock (based on 24,725,471 shares outstanding as of January 31, 1999).


Signature
---------

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement by or about the undersigned is true, complete and correct.


Date: April 7, 1999

                                     ALLIANZ LIFE INSURANCE COMPANY OF
                                       NORTH AMERICA


                                     By  /s/ Michael T. Westermeyer
                                        ---------------------------------------
                                        Michael T. Westermeyer
                                        Vice President, Corporate Legal Officer
                                        and Secretary


                                       -3-